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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington DC
125

SEC FILE NUMBER
8-67194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuen Na Chun — (212) 509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Christopher Kerr Lavagnino, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kepler Capital Markets, Inc. ("Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO, COO and CCO
Title

Subscribed and sworn
to before me this 28th
day of February, 2012

DAVID LEVER
Notary Public, State of New York
No.01LE6166345
Qualified in New York County
Commission Expires May 21, 2015

KPMG

KEPLER CAPITAL MARKETS, INC.

(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholder of
Kepler Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	982,998
Restricted cash		280,280
Fixed assets (net of accumulated depreciation of $1,058,393)		310,259
Due from broker		259,543
Due from Parent		2,921,829
Accounts receivable		354,847
Prepaid expenses and other assets		105,776
Total assets	$	5,215,532

Liabilities and Stockholder's Equity

Liabilities:		
Deferred rent liability	$	135,713
Accrued expenses and other liabilities		488,738
Total liabilities		624,451
Commitments (note 5)		
Stockholder's Equity:		
Common stock ($0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares)		1
Additional paid-in-capital		11,713,982
Accumulated deficit		(7,122,902)
Total stockholder's equity		4,591,081
Total liabilities and stockholder's equity	$	5,215,532

See accompanying notes to the statement of financial condition.

(1) Nature of Operations

Kepler Capital Markets, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Kepler Capital Markets, S.A. (Kepler or Parent), a French broker-dealer registered with the Banque de France. Kepler provides independent equity research and execution services with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, Madrid, Milan, New York, Paris, and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depository Receipts (ADR), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. Clearing and settlement for the U.S. equities, ADRs, and fixed income securities are settled and cleared on a fully disclosed basis through a U.S. clearing firm. The Company currently clears U.S. securities through Pershing LLC. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash includes deposits held in unaffiliated banks and was $982,998 at December 31, 2011.

(c) Concentration of Credit Risk

The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

(d) ***Fixed assets***

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

(e) ***Income Taxes***

The Company provides for all income taxes in accordance with the asset and liability method of accounting required under Financial Accounting Standards Board ASC 740 – *Income Taxes*. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

(3) Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2011, the Company had net capital of $618,090, which exceeded the required net capital by $368,090.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

(4) Fixed assets

Fixed assets at December 31, 2011 consist of:		
Furniture	$	228,388
Equipment		542,991
Leasehold improvement		597,273
		1,368,652
Less accumulated depreciation and amortization		(1,058,393)
	$	310,259

(Continued)

(5) Commitments

The Company leases office space under a non-cancelable lease agreement, which expires September 30, 2016. The future minimum annual base rent payments under this agreement are as follows:

		Total commitments
Year ended December 31:		
2012	$	260,581
2013		260,581
2014		260,581
2015		260,581
2016		195,435
	$	1,237,759

The lease has provisions for escalations based on defined terms within the agreement. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Guaranteed Bonuses

In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year ended December 31, 2011, the Company is obligated to pay $325,000 in guaranteed bonuses provided the employee remains in the Company's employment through March 15, 2012.

(6) Related-Party Transactions

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required of the Company through January 1, 2013.

(7) Due from Broker

Clearing and settlement for U.S. equities, ADRs, and fixed income securities are provided on a fully disclosed basis by a U.S. broker pursuant to a clearance agreement. At December 31, 2011, the receivable from clearing broker represents deposits with the broker and commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

(Continued)

(8) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $2,537,000 as of December 31, 2011. Most of the deferred tax asset balance, approximately $1,904,000, is related to federal and state and local net operating loss (NOL) carryforwards. The Company has no deferred tax liability balance as of December 31, 2011.

Management believes that the net deferred tax assets are subject to a valuation allowance. Based upon the last three years' history of taxable losses and the current volatility in the financial markets, there is not sufficient positive evidence to support the realizability of the net deferred tax asset. As a result, management believes it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of approximately $2,537,000 as of December 31, 2011.

The Company had no unrealized benefits as of December 31, 2011. The gross unrecognized benefits excluding interest and penalties consist of the following components:

Balance at January 1, 2011	$	162,000
Additions based upon current year tax positions		-
Additions for prior year tax positions		-
Reductions for prior year tax positions		(162,000)
Settlements		-
Lapse of statute		-
Balance at December 31, 2011	$	-

(9) Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and the Stockholder of
Kepler Capital Markets, Inc.:

In planning and performing our audit of the financial statements of Kepler Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG

KEPLER CAPITAL MARKETS, INC
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Securities Investor Protection Corporation (SIPC)

Form SIPC-7

December 31, 2011

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of Kepler Capital Markets, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Kepler Capital Markets, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments on line 2B and line 2G on Form SIPC-7 with respective cash disbursement records entries (including copies of the checks), noting no differences;

2 Compared the amounts reported as "Total revenue" on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended December 31, 2011 with the "Total revenue" reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Specifically, we:

   a. Compared the amount on line 2c(3) entitled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the sum of "Other Clearing Charges" and "Clearance/Execution Fees" on the trial balance noting no differences. Management represented that these balances represent expenses paid to Pershing LLC. We verified that Pershing LLC was listed on the SIPC online member database;
   b. Compared the amount on line 2c(8) entitled "Other Revenue not related to trading business" to the Income From Deposit Certificate (Money Market) account on the trial balance, noting no differences. Management represented that this balance represents interest income generated from the restricted cash.

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Specifically, we:

   a. Summed the amounts under the heading "Additions" on lines 2b(1) to line 2b(7) and compared the result to "Total additions", noting no differences;
   b. Summed the amounts under the heading "Deductions" on lines 2c(1) to line 2c(8) plus the greater of line 9(i) or line 9(ii), and agreed the result to "Total deductions", noting no differences;

KPMG

c. Summed the amounts under the headings: "Total revenue," "Total additions," and "Total deductions" and agreeing the result to line 2d entitled "SIPC Net Operating Revenues", noting no differences;
d. Recalculated the "General Assessment" on line 2e, by multiplying the "SIPC Net Operating revenues" on line 2d by .0025, noting no differences;
e. Agreed the "General Assessment" from line 2e (on page 2) to line 2A (on page 1), noting no differences;
f. Summed the amounts from lines 2A to line 2C and compared the result to line 2D entitled "Assessment balance due or (overpayment)", and we summed the amounts on lines 2D and line 2E and compared the result to line 2F entitled "Total assessment balance and interest due", and we noting no differences; and
g. Subtracted the amount from line 2F entitled "Total assessment balance and interest due" from line 2G entitled "PAID WITH FORM" and compared the result to line 2H entitled "Overpayment carried forward", noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2012

Kepler Capital Markets, Inc.
Schedule of General Assessment Reconciliation
Period from January 1, 2011 to December 31, 2011

Total revenue	$	9,727,993
Additions:		
N/A		
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(42,655)
Other revenue not related either directly or indirectly to the securities business		(533)
Total deductions		(43,188)
SIPC Net Operating Revenues		9,684,805
General Assessment @ .0025		24,212
Less payment made with SIPC-6 filed		(11,519)
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	12,693